Message to Shareholders

Dear Shareholders:

AEterna finished the third quarter with continued progress in meeting our business and clinical development goals for the year. Our financial position is strong, with healthy investment and a sound foundation. We are moving forward with encouraging progress in the steady advancement of Neovastat, AEterna's angiogenesis inhibitor. What is more, we anticipate further developments in the fourth quarter to meet our goals for the entire year.

Additional shares issued; Atrium shares acquired

AEterna issued additional shares for gross proceeds of $2.1 million from the exercise of an over-allotment option of the underwriters from the previous bought deal on May 8, 2000. In addition, SGF Soquia Inc., Fonds de solidarite FTQ and Fonds d'investissement bioalimentaire, acquired an additional 1,000,000 common shares in Atrium Biotechnologies Inc., for a cash consideration of $10 million. AEterna maintains its position as a majority shareholder of Atrium with 77.8% of the voting rights and 64% in share capital.

Applications filed for additional Neovastat trial

Subsequent to the end of the quarter, AEterna submitted applications to begin a pivotal Phase II clinical trial of Neovastat in patients with multiple myeloma. The study, which will involve approximately 20 sites in North America and Europe, was designed to obtain accelerated approval of Neovastat if results are conclusive. About 120 patients will be included in the study with final results of the trial expected by the summer of 2002. This is the third pivotal clinical trial in oncology initiated by AEterna this year. As we announced in the second quarter, patient recruitment is underway for Phase III clinical trials for the treatment of lung and kidney cancer.

Gilles Gagnon named to Business Development position

During the quarter we made an important addition to our organization with the appointment of Mr. Gilles Gagnon as Vice President of Business Development. Mr. Gagnon brings more than 20 years of experience in the pharmaceutical and healthcare industries to his position at AEterna. He will be an integral part of our team working to make strategic alliances, one of our key objectives for the year.

Financial results

Sales of Atrium Biotechnologies increased 17% to $2 million for the quarter ended September 30, 2000, up from $1.7 million for the same period last year.

Consolidated net earnings for the quarter were $2.2 million ($0.07 per share), compared to a net loss of $1.7 million ($0.07 per share) for the same period last year. This was mainly a result of a gain on dilution of $4.3 million. The gain resulted from the second investment of $10 million by SGF Soquia Inc., Fonds de solidarite FTQ and Fonds d'investissement bioalimentaire, in exchange for an additional 14% equity in Atrium Biotechnologies Inc.

Research and development expenses were $5.2 million in the quarter, compared to $2.9 million for the same period last year. The increase is attributable to the costs associated with the two ongoing Phase III clinical trials in lung and kidney cancer.

Research and development tax credits and grants were $1.6 million compared to $0.2 million for the same period a year ago. This increase is due to contributions obtained from the Canadian federal government's Technology Partnerships Canada (TPC) program.

The Company's consolidated financial position remains strong with $71.3 million in cash and short-term investments at the end of the third quarter, which includes $23.6 million in Atrium. AEterna also has access to a Technology Partnerships Canada (TPC) contribution of up to $22.5 million, as well as an indirect contribution from the U.S. National Cancer Institute (NCI) of approximately $5 million.

Outlook

As we enter the last quarter of 2000, we are pleased with our progress this year in pursuing our focus on oncology and advancing the development of Neovastat in key clinical trials. At the same time, we remain committed to further pursuit of our strategic goals of forging strategic alliances and broadening our product pipeline through an acquisition.

I look forward to reporting to you on our continued progress in our next quarterly report.





Dr. Eric Dupont
President and Chief Executive Officer

November 9, 2000


THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS, WHICH ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE U.S. SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, THE AVAILABILITY OF FUNDS AND RESOURCES TO PURSUE R&D PROJECTS, THE SUCCESSFUL AND TIMELY COMPLETION OF CLINICAL STUDIES, THE ABILITY OF THE COMPANY TO TAKE ADVANTAGE OF THE BUSINESS OPPORTUNITIES IN THE PHARMACEUTICAL INDUSTRY, UNCERTAINTIES RELATED TO THE REGULATORY PROCESS AND GENERAL CHANGES IN ECONOMIC CONDITIONS. INVESTORS SHOULD CONSULT THE COMPANY'S ONGOING QUARTERLY AND ANNUAL FILINGS WITH THE CANADIAN AND U.S. SECURITIES COMMISSIONS FOR ADDITIONAL INFORMATION ON RISKS AND UNCERTAINTIES RELATING TO THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO RELY ON THESE FORWARD-LOOKING STATEMENTS. THE COMPANY DOES NOT UNDERTAKE TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

AETERNA LABORATORIES INC.

CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2000 AND 1999
(expressed in Canadian dollars)

UNAUDITED                                                           2000                1999
-------------------------------------------------------------------------------------------------
                                                                      $                   $
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                        26,005,522            1,029,786
Short-term investments                                           45,324,722           22,975,552
Accounts receivable                                               5,106,426            2,197,499
Research and development tax credits recoverable                    744,932              980,427
Inventory                                                         1,757,257            1,066,791
Prepaid expenses                                                    669,794              200,339
-------------------------------------------------------------------------------------------------
                                                                 79,608,653           28,450,394

CAPITAL ASSETS                                                   15,001,769           15,423,737

OTHER ASSETS                                                      1,238,612            1,162,191
-------------------------------------------------------------------------------------------------
                                                                 95,849,034           45,036,322
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                          3,781,833            3,062,052

LONG-TERM DEBT                                                    4,000,000            3,348,814
Non-controlling interest (note 1)                                 9,235,241                    -
-------------------------------------------------------------------------------------------------
                                                                 17,017,074            6,410,866
-------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                                    79,785,107           46,291,868

DEFICIT                                                            (953,147)          (7,666,412)
-------------------------------------------------------------------------------------------------
                                                                 78,831,960           38,625,456
-------------------------------------------------------------------------------------------------
                                                                 95,849,034           45,036,322
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

AETERNA LABORATORIES INC.

CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
(expressed in Canadian dollars)

                                                          QUARTERS ENDED SEPTEMBER 30     NINE MONTHS ENDED SEPTEMBER 30
UNAUDITED                                                     2000             1999             2000            1999
------------------------------------------------------------------------------------------------------------------------
                                                                $                $                $               $
REVENUES                                                   2,036,342        1,740,503        6,074,014        4,506,731
------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Cost of goods sold                                           285,626          208,728          804,554          862,500
Selling and administrative                                   584,247          503,296        1,537,154        1,672,918
Research and development                                   5,196,106        2,859,621       15,529,338        8,555,589
Research and development tax credits and grants           (1,604,743)        (237,247)      (4,751,426)        (873,295)
Depreciation and amortization
     Capital assets                                          290,328          278,150          859,875          711,150
     Other assets                                             39,302           25,545          115,426          100,360
------------------------------------------------------------------------------------------------------------------------
                                                           4,790,866        3,638,093       14,094,921       11,029,222
------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                            (2,754,524)      (1,897,590)      (8,020,907)      (6,522,491)

INTEREST INCOME                                            1,113,595          187,534        2,583,411          872,204
------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE THE FOLLOWING                                 (1,640,929)      (1,710,056)      (5,437,496)      (5,650,287)

GAIN ON DILUTION (NOTE 1)                                  4,295,276               --       11,673,094               --
------------------------------------------------------------------------------------------------------------------------
                                                           2,654,347       (1,710,056)       6,235,598       (5,650,287)

NON-CONTROLLING INTEREST                                    (417,538)              --         (995,560)              --
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD                         2,236,809       (1,710,056)       5,240,038       (5,650,287)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) PER SHARE
Basic                                                           0.07            (0.07)            0.18            (0.22)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Fully diluted                                                   0.07            (0.07)            0.16            (0.22)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                               29,321,420       25,272,766
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
(expressed in Canadian dollars)

                                                                                          NINE MONTHS ENDED SEPTEMBER 30
UNAUDITED                                                                                     2000              1999
------------------------------------------------------------------------------------------------------------------------
                                                                                                $                 $
DEFICIT - BEGINNING OF PERIOD                                                               (5,955,956)      (2,016,125)
Net earnings (loss) for the period                                                           5,240,038       (5,650,287)
Subsidiary share issue expenses                                                               (237,229)              -
------------------------------------------------------------------------------------------------------------------------
DEFICIT - END OF PERIOD                                                                       (953,147)      (7,666,412)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

AETERNA LABORATORIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
(expressed in Canadian dollars)

                                                                             Nine months ended September 30
Unaudited                                                                         2000              1999
------------------------------------------------------------------------------------------------------------
                                                                                   $                 $
CASH FLOWS FROM OPERATING ACTIVITIES

Net earnings (loss) for the period                                             5,240,038       (5,650,287)
Items not affecting cash
     Depreciation and amortization                                               975,301          811,510
     Gain on dilution                                                        (11,673,094)              --
     Non-controlling interest                                                    995,560               --
Change in non-cash operating working capital items
     Accounts receivable                                                      (1,575,782)       1,084,248
     Research and development tax credits recoverable                            (89,932)         119,703
     Inventory                                                                  (588,291)         353,069
     Prepaid expenses                                                           (395,333)         (74,247)
     Accounts payable and accrued liabilities                                  1,256,517         (401,606)
------------------------------------------------------------------------------------------------------------
                                                                              (5,855,016)      (3,757,610)
------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Increase in long-term debt                                                        95,186        2,927,990
Issuance of share capital, net of related expenses                            19,432,201          127,975
Issuance of share capital by the subsidiary to non-controlling interest,
  net of related expenses (note 1)                                            19,675,546               --
------------------------------------------------------------------------------------------------------------
                                                                              39,202,933        3,055,965
------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Decrease in short-term investments                                           (12,668,873)       7,277,495
Purchase of capital assets                                                      (534,644)      (6,918,434)
Increase in other assets                                                        (164,611)        (146,583)
------------------------------------------------------------------------------------------------------------
                                                                             (13,368,128)         212,478
------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                       19,979,789         (489,167)
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                6,025,733        1,518,953
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                                     26,005,522        1,029,786
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

ADDITIONAL INFORMATION
Interest paid                                                                         --               --
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
Income taxes paid                                                                     --               --
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

AETERNA LABORATORIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2000 AND 1999
(expressed in Canadian dollars)

UNAUDITED

1  NEW SUBSIDIARY, ATRIUM BIOTECHNOLOGIES INC.

On January 21, 2000, the company transferred to its newly created subsidiary, Atrium Biotechnologies Inc., its cosmetics and nutrition business. The net carrying value of the assets transferred amounted to $1,800,000. Moreover, two private investments were made during the period. On January 21 and September 19, 2000, Atrium Biotechnologies inc. issued shares to third parties for total cash consideration of $20,000,000, thus decreasing the company's interest to 77.8% and 63.6% respectively. These two private investments resulted in a gain on dilution of $11,673,094.


2  SEGMENT INFORMATION

                                                Quarters ended September 30                     Nine months ended September 30
                                  ------------------------------------------------------------------------------------------------
                                  ------------------------------------------------------------------------------------------------

                                              2000                    1999                     2000                    1999
                                  ------------------------------------------------------------------------------------------------
                                  ------------------------------------------------------------------------------------------------
                                                $                       $                        $                       $
REVENUES
Cosmetics and nutrition                     2,036,342               1,740,503                6,074,014               4,506,731
Biopharmaceutical                                   -                       -                        -                       -
                                  ------------------------------------------------------------------------------------------------
                                            2,036,342               1,740,503                6,074,014               4,506,731
                                  ------------------------------------------------------------------------------------------------
                                  ------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)
Cosmetics and nutrition                       904,012                 944,741                2,927,347               1,631,151
Biopharmaceutical                           1,332,797              (2,654,797)               2,312,691              (7,281,438)
                                  ------------------------------------------------------------------------------------------------
                                            2,236,809              (1,710,056)               5,240,038              (5,650,287)
                                  ------------------------------------------------------------------------------------------------
                                  ------------------------------------------------------------------------------------------------
SEGMENT ASSETS
Cosmetics and nutrition                                                                     26,029,590               1,990,963
Biopharmaceutical                                                                           69,819,444              43,045,359
                                                                                    ----------------------------------------------
                                                                                            95,849,034              45,036,322
                                                                                    ----------------------------------------------
                                                                                    ----------------------------------------------